Northern Genesis Acquisition Corp. III

4801 Main Street,

Suite 1000

Kansas City, MO 64112

March 22, 2021

VIA EDGAR

Mr. Kevin Dougherty

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Genesis Acquisition Corp. III

Registration Statement on Form S-1

File No. 333-253234

Dear Mr. Dougherty:

Northern Genesis Acquisition Corp. III (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, March 23, 2021, or as soon thereafter as practicable.

Very truly yours,

NORTHERN GENESIS ACQUISITION CORP. III

By:	/s/ Ian Robertson
Name: Title:	Ian Robertson Chief Executive Officer